January 19, 2022

VIA EDGAR

Patrick Fullem Staff Attorney Division of Corporation Finance Office of Manufacturing U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Crown Electrokinetics Corp.
Registration Statement on Form S-3, File No. 333-262122

Dear Mr. Fullem:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Crown Electrokinetics Corp. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Friday, January 21, 2022, or as soon as thereafter possible.

Also, the Company authorizes Ali Panjwani at Pryor Cashman LLP, outside counsel to the Company, to verbally alter the requested date and time of effectiveness of the Registration Statement with the Securities and Exchange Commission. Please call Mr. Panjwani at (212) 326-0820 as soon as the Registration Statement has been declared effective.

Very truly yours,
CROWN ELECTROKINETICS CORP.

By:	/s/ Doug Croxall
Doug Croxall, Chief Executive Officer